SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

December 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:Madeleine Mateo

Re:	Accelerant Holdings

Draft Registration Statement on Form S-1

Amendment No. 1 submitted on November 29, 2023

CIK No. 0001997350

Ladies and Gentlemen:

On behalf of our client, Accelerant Holdings (“Accelerant” or the “Registrant”), we hereby confidentially submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 14, 2023 (the “Comment Letter”), relating to the above referenced amended Draft Registration Statement on Form S-1 submitted to the Commission (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized and bolded type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 2.

Summary Accelerant Holdings Historical Consolidated Financial Data, page 18

1.

We note your response to prior comment 11 and revised disclosures. Your measures for “organic revenue” and the related “organic revenue growth rate” appear to represent non-GAAP financial measures. Please revise to label these as non-GAAP financial measures and provide the required disclosures.

In response to the Staff’s comment, the Registrant has added disclosure on pages 21, 89 and 93 of the Registration Statement to label both “organic revenue” and “organic revenue growth rate” as non-GAAP financial measures and to provide the required disclosures.

We rely on third parties to perform key functions of our business operations, page 34

2.	We note your response to prior comment 25. Please supplementally advise us how you determined VantagePoint and Soteria are not key third-party vendors on which your business is dependent.

In response to the Staff’s comment, the Registrant respectfully submits that its business is not dependent on either VantagePoint or Soteria given the Registrant does not rely on either vendor for the day-to-day operation of its business, nor does their place in the Registrant’s cybersecurity and ERP workflows have any unique bearing on the Risk Exchange’s value proposition. In addition, each of these vendors provides commoditized services that the Registrant believes could be readily substituted by multiple alternative firms supplying services of comparable scope and quality.

Technology and development operating expenses, page 81

3.

We note your response to prior comment 19 that management expects the annual expenditure on the development of the Risk Exchange Technology as a percentage of Exchange Written Premium to increase over the medium term. We also note your disclosure on page 81 that you expect that your technology and development costs will continue at a similar level for at least several years as you continue to dedicate substantial investment to the development of your Risk Exchange. Please revise your disclosure to reconcile these two statements. Make appropriate updates to your disclosure related to key factors impacting your performance, where technology development is described as a key factor.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 88 to clarify its expectations regarding the expenditure on the development of Risk Exchange Technology. The Registrant expects that the growth of its business will ultimately serve to reduce the expenditure related to the development of the Risk Exchange Technology as a percentage of Exchange Written Premium rather than any change in the magnitude of the expenditure. Consequently, in the medium term, the Registrant does not expect its annual expenditure on the development of this technology as a percentage of Exchange Written Premium to increase; rather, the Registrant expects it to decrease as a result of the anticipated growth of the Registrant’s business. In the medium term, the Registrant expects to continue dedicating substantial investment to the development of technology facilitating its Risk Exchange consistent with the current magnitude of the expenditure.

Segment Information, page 94

4.

We note your response to prior comment 32. We also note your disclosure in footnote 2 to the revenue table on page 95 and the revenue table on page F-77 that ceding commissions income (adjustments) includes the effect of sliding scale adjustments. Please revise here, and elsewhere in the document where sliding scale adjustments are discussed, to quantify the sliding scale adjustments for the nine months ended September 30, 2023 and 2022, as applicable.

In response to the Staff’s comment, the Registrant has added disclosure on pages 95, 102-103, F-87 and F-178 of the Registration Statement to quantify the sliding scale adjustments for the nine month periods ending September 30, 2023 and 2022.

Investment Portfolio, page 108

5.

We note your response to prior comment 1, and your disclosure related to equity price risks on page 120. Revise your disclosure, either in this section, or elsewhere, to disclose any concentrations of investments in the equity securities in your portfolio, including both sectors, industries, or individual companies.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 117-118 of the Registration Statement to disclose the sectors and industries in which the Registrant holds equity securities.

6.

We note your response to prior comment 1, bullet point 4. Please disclose the material terms of the investment management agreements, including the identities of the parties to the agreements, the compensation structure with the investment managers, any minimum amount of assets required to be covered under the agreement, and term and termination provisions.

In response to the Staff’s comment, the Registrant has added disclosure on page 115 of the Registration Statement that describes the material terms of the investment management agreements.

Member Case Studies, page 132

7.

We note your response to prior comment 28. Please disclose whether the performance of these two examples is representative of new members who joined during the same time periods. For example, you state that within two years of joining the platform, Member B nearly doubled its annual premiums and considerably reduced its loss ratio. Your disclosure should make clear whether Member B’s performance is representative of new members who joined during the same time period.

In response to the Staff’s comment, the Registrant has added disclosure on page 142 of the Registration Statement. Further, the Registrant respectfully advises the Staff that the growth experienced by Member B within two years of joining the Risk Exchange is representative of Members that joined the Risk Exchange in the first half of 2021. Of the seven Members that joined during that time period (including Member B), the average growth in premium within two years of joining the Risk Exchange was 248% for all seven Members, and 244% excluding Member B. Member B’s loss ratio improvement was not representative of the six other Members that joined the Risk Exchange in the first half of 2021. The average loss ratio for the seven members was 50.5%, which was not a significant improvement from their loss ratios prior to joining the Risk Exchange.

* * * *

If you have questions with respect to Amendment No. 2 or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Jeff Radke, Accelerant Holdings
Nancy Hasley, Accelerant Holdings
Robert A. Ryan, Sidley Austin LLP
Thomas Holden, Ropes & Gray LLP
Rachel Phillips, Ropes & Gray LLP